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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of                   February 28                        , 1997
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                     Dransfield China Paper Corporation
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               (Translation of registrant's name into English)

        36-42 Pok Man Street, 1st & 2nd Fls., Mongkok, Kowloon, Hong Kong
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                  (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                             -----                     -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                           No  X
                        -----                        -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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         1.      MERGER EFFECTED BETWEEN THE REGISTRANT AND DRANSFIELD PAPER
HOLDINGS LIMITED. On February 26, 1997 the Registrant merged with Dransfield Paper Holdings Limited, a British Virgin Islands company, on the terms set forth in an Agreement of Merger, which is Appendix A to Amendment No. 3 to Form S-1 Registration Statement filed with the Commission and made effective on February 12, 1997 (SEC File No. 333-11637), which "Appendix A - Agreement of Merger" is incorporated herein by reference. Prior to this merger, the Registrant was a development-stage company, had no business or significant assets, and was organized for the purpose of entering into the merger with Dransfield Paper Holdings Limited. Because of the merger, the Registrant is no longer a development-stage company, does have a business and does have significant assets. A description of the post-merger Registrant appears under "Information about Dransfield Paper" contained in the Prospectus in Amendment No. 3 to Form S-1 Registration Statement (SEC File No. 333-11637) and is incorporated herein by reference.

         2. CHANGE IN CONTROL OF THE REGISTRANT. Because of the before-described merger with Dransfield Paper Holdings Limited, a change in control of the Registrant has occurred. A single shareholder, Dransfield Holdings Limited, a Cayman corporation, owns of record 9,300,000 of the 9,800,000 shares of voting Common Stock outstanding after the merger and all 2,300,000 voting Series A Convertible Preferred Stock outstanding after the merger.

         This change in control is also evidenced by the replacement of the former sole director and officer of the Registrant by the persons who were the directors and officers, before the merger, of Dransfield Paper Holdings Limited. Information concerning the new directors, executive officers and significant employees is set forth under "Management Information - Directors, Executive Officers and Significant Employees" in the Prospectus contained in Amendment No. 3 to Form S-1 Registration Statement (SEC File No. 333-11637), which is incorporated herein by reference.

         Further, two additional directors have been added, which directors are not part of the management of the Registrant. These two directors are Thomas
J. Kenan, 65, and William L. Peterson, Jr., 66, both of whom are practicing attorneys in Oklahoma City, Oklahoma, U.S.A. Mr. Kenan received a bachelor of laws degree in 1958 from the University of Oklahoma and a master of laws in 1959 from New York University. Mr. Peterson received a bachelor of laws degree in 1954 from the University of Oklahoma. Mr. Kenan's spouse, Marilyn C. Kenan, is the trustee and sole beneficiary of the Marilyn C. Kenan Trust, which owns 26,786 shares of Common Stock of the Registrant and 20,000 Callable Common Stock Purchase Warrants of the Registrant. See "Management Information - Security Ownership of Certain Beneficial Owners and Management" in Amendment No. 3 to Form S-1 Registration Statement (SEC File No. 333-11637), which is incorporated herein by reference. Mr. Peterson's spouse, Suzanne Peterson, owns 18,572 shares of Common Stock of the Registrant.





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         3.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.  Solely by
reason of the above-described merger, upon the effectiveness of the merger the certifying accountant of the Registrant was changed from Hogan & Slovacek of Oklahoma City, Oklahoma to Ernst & Young of Hong Kong. This change in certifying accountant is not due to any disagreement of accounting matters but was made because Ernst & Young of Hong Kong has been the certifying accountant historically for Dransfield Paper Holdings Limited, whose business becomes the business of the Registrant by reason of the merger.

         4. CHANGE OF REGISTRANT'S STATUS TO A FOREIGN PRIVATE ISSUER. By reason of the above-described merger, the Registrant is now a "Foreign Private Issuer" as defined in SEC Regulation 230.405 and shall file periodic reports with the Commission on Form 20-F and Form 6-K. The Registrant is a Foreign Private Issuer, because less than 50% of the outstanding voting securities of the Registrant are held of record by residents of the United States, the majority of its executive officers and directors are not U.S. citizens or residents, less than 50% of its assets are located in the United States, and the business of the Registrant is now administered principally outside the United States.

         5.      EXHIBITS.  Filed herewith are the following exhibits:

         2.1 Certificate of Merger issued on February 26, 1997, by the Registrar of Companies of the British Virgin Islands, evidencing the merger between Dransfield China Paper Corporation (the Registrant), as the surviving company, and Dransfield Paper Holdings Limited, as the discontinuing company.

         10.5 Chinese-Foreign Equity Joint Venture - Jiang Ying Dransfield Paper Co., Ltd. - Articles of Association - China Jiangsu Huaxi Holdings Company - Dransfield Broadsino Paper Holdings Co. Ltd.

         10.6 Document of Conghua County Foreign Economic Relations & Trade Committee - No.(1993) 334 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Co-operative Venture - Dransfield Paper (Guangzhou) Ltd.

         10.7 Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 018 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Second Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.

         10.8 Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 097 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Third Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.





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         10.9  Document of Conghua City Foreign Economic Relations & Trade
Committee - No.(1995) 131 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Fourth Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.

         10.10 Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 161 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Fifth Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.

         10.11 Document of Conghua City Foreign Economic Relations & Trade Committee - No.(1995) 178 under characters Cong Wai Jing Mao Yin - Official Reply regarding the Sixth Supplementary Agreement of the Co-operative Venture Contract for Dransfield Paper (Guangzhou) Ltd.

         10.12 Distributor's Agreement - By and between Procter & Gamble AG and Grandom Dransfield Int'l and Co.

         10.13 Contract on Transfer of Land - Transferor: Xinhui City Sanjiang Town Industry Overall Company - Transferee: Guangzhou Dransfield Paper Ltd.

         16     Letter dated March 6, 1997, from Hogan & Slovacek regarding its concurrence with the statements made by the Registrant concerning the resignation of the Registrant's principal accountant.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           DRANSFIELD CHINA PAPER CORPORATION



Date:  March 5, 1997                       By: /s/ Horace Yao
                                              --------------------------
                                               Horace Yao, Director





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                          EXHIBIT INDEX (FORM 6-K)


Exhibit                                            Item
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 2.1             -        Certificate of Merger issued on February 26, 1997, by
                          the Registrar of Companies of the British Virgin Islands, evidencing the merger between Dransfield China Paper Corporation (the Registrant), as the surviving company, and Dransfield Paper Holdings Limited, as the disappearing company

10.5             -        Chinese-Foreign Equity Joint Venture - Jiang Ying
                          Dransfield Paper Co., Ltd. - Articles of Association
                          - China Jiangsu Huaxi Holdings Company - Dransfield
                          Broadsino Paper Holdings Co.  Ltd.

10.6             -        Document of Conghua County Foreign Economic Relations
                          & Trade Committee - No.(1993) 334 under characters
                          Cong Wai Jing Mao Yin - Official Reply regarding the
                          Co-operative Venture - Dransfield Paper (Guangzhou)
                          Ltd.

10.7             -        Document of Conghua City Foreign Economic Relations &
                          Trade Committee - No.(1995) 018 under characters Cong
                          Wai Jing Mao Yin - Official Reply regarding the
                          Second Supplementary Agreement of the Co-operative
                          Venture Contract for Dransfield Paper (Guangzhou)
                          Ltd.

10.8             -        Document of Conghua City Foreign Economic Relations &
                          Trade Committee - No.(1995) 097 under characters Cong
                          Wai Jing Mao Yin - Official Reply regarding the Third
                          Supplementary Agreement of the Co-operative Venture
                          Contract for Dransfield Paper (Guangzhou) Ltd.

10.9             -        Document of Conghua City Foreign Economic Relations &
                          Trade Committee - No.(1995) 131 under characters Cong
                          Wai Jing Mao Yin - Official Reply regarding the
                          Fourth Supplementary Agreement of the Co-operative
                          Venture Contract for Dransfield Paper (Guangzhou)
                          Ltd.

10.10            -        Document of Conghua City Foreign Economic Relations &
                          Trade Committee - No.(1995) 161 under characters Cong
                          Wai Jing Mao Yin - Official Reply regarding the Fifth
                          Supplementary Agreement of the Co-operative Venture
                          Contract for Dransfield Paper (Guangzhou) Ltd.
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10.11            -        Document of Conghua City Foreign Economic Relations &
                          Trade Committee - No.(1995) 178 under characters Cong
                          Wai Jing Mao Yin - Official Reply regarding the Sixth
                          Supplementary Agreement of the Co-operative Venture
                          Contract for Dransfield Paper (Guangzhou) Ltd.

10.12            -        Distributor's Agreement - By and between Procter &
                          Gamble AG and Grandom Dransfield Int'l and Co.

10.13            -        Contract on Transfer of Land - Transferor: Xinhui
                          City Sanjiang Town Industry Overall Company -
                          Transferee: Guangzhou Dransfield Paper Ltd.

16               -        Letter dated March 6, 1997, from Hogan & Slovacek
                          regarding its concurrence with the statements made by the Registrant concerning the resignation of the Registrant's principal accountant.



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